UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d -1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO §240.13d -2(a)

(Amendment No. _____)*

Bullion Monarch Mining, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

1024P 101
(CUSIP Number)

Valerie Barlow
Corporate Secretary
Suite 501 – 543 Granville Street
Vancouver, British Columbia V6C 1X8
Canada
(604) 688-6390
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Kimberley R. Anderson
Dorsey & Whitney LLP
Columbia Center
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104
(206) 903-8800

February 7, 2012
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.[ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 1024P 101	13D	Page 2 of 10 Pages

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Eurasian Minerals Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ x ]
3.	SEC Use only

4.	Source of funds (See Instructions) OO

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		[ x ]

6.	Citizenship or Place of Organization British Columbia, Canada

Number of	7.	Sole Voting Power 0
Shares
Beneficially	8.	Shared Voting Power 15,185,616(1)
Owned by
Each	9.	Sole Dispositive Power 0
Reporting
Person With:	10.	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,185,616(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[ ]

13.	Percent of Class Represented by Amount in Row (11) 38.6%(1)

14.	Type of Reporting Person (See Instructions)
CO

__________________________________
(1) Based on 39,360,518 shares of Common Stock (as defined below) of Bullion (as defined below) outstanding as of February 7, 2012 as set forth in the Merger Agreement (as defined below). Pursuant to the Voting Agreement (as defined below), Eurasian (as defined below) may be deemed to have beneficial ownership of Common Stock outstanding on the record date of any vote at a shareholders' meeting or through written consent for certain events as set forth in the Voting Agreement. Eurasian may be deemed to have beneficial ownership of 15,185,616 shares of Common Stock if the record date were February 7, 2012. Neither the filing of this Statement (as defined below) nor any of its contents shall be deemed to constitute an admission by Eurasian that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP NO. 1024P 101	13D	Page 3 of 10 Pages

Item 1.	Security and Issuer.

     This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Bullion Monarch Mining, Inc., a Utah corporation (“Bullion”). Bullion’s principal executive offices are located at 20 North Main Street, Suite 202, St. George, Utah 84770.

Item 2.	Identity and Background.

     (a)-(c) This Statement is being filed by Eurasian Minerals Inc., a corporation incorporated under the laws of British Columbia (“Eurasian”). The address of the principal executive offices of Eurasian is 543 Granville Street, Suite 501, Vancouver, British Columbia V6C 1X8, Canada. Eurasian is engaged in the acquisition and exploration of precious and base metals properties. Eurasian conducts exploration on properties located primarily in Turkey, Haiti, the Kyrgyz Republic, Sweden, North America and the Australia and Asia-Pacific region. Eurasian’s royalty and merchant banking division, Eurasian Capital, is looking to build a portfolio of revenue-generating royalties to complement Eurasian’s prospect generation business model. The name, business address and present principal occupation or employment of each director and executive officer of Eurasian, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A hereto and incorporated herein by reference.

     (d) During the last five years, neither Eurasian, nor to Eurasian’s knowledge, any person named on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither Eurasian, nor to Eurasian’s knowledge, any person named on Schedule A, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The citizenship of each director and executive officer of Eurasian is set forth on Schedule A.

Item 3.	Source and Amount of Funds or Other Consideration.

     As described in the response to Item 4 below, the Voting Agreement Shares (as defined below) to which this Statement relates have not been purchased by Eurasian, and thus no funds were used for such purpose. As an inducement for Eurasian to enter into the Merger Agreement described in Item 4 below, Robert D. Morris III, James A. Morris, R. Don Morris, Philip Manning, Joseph Morris, Matt Morris and Peter Passaro (collectively, the “Bullion Stockholders”) entered into individual voting agreements, dated as of February 7, 2012 (collectively, the “Voting Agreement”), with Eurasian with respect to the Voting Agreement Shares. Eurasian did not pay additional consideration to the Bullion Stockholders in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

CUSIP NO. 1024P 101	13D	Page 4 of 10 Pages

Item 4.	Purpose of Transaction.

     As an inducement for Eurasian to enter into the Merger Agreement, the Bullion Stockholders entered into the Voting Agreement. The purpose of the Voting Agreement is to facilitate the transactions contemplated by the Merger Agreement.

     Merger Agreement

     On February 7, 2012, Eurasian entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bullion and EMX (Utah) Corp., a Utah corporation and wholly owned subsidiary of Eurasian (“Merger Sub”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub will merge with and into Bullion, with Bullion continuing as the surviving entity (the “Merger”). As a result of the Merger, Bullion will become a wholly owned subsidiary of Eurasian.

     Pursuant to the terms of the Merger Agreement and subject to the conditions thereof, at the effective time of the Merger (the “Effective Time”), (a) each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares as to which dissenters’ rights have been properly exercised) will be converted into the right to receive $0.11 in cash, plus 0.45 of a validly issued, fully paid and non-assessable Eurasian common share, no par value (the “Merger Consideration”), and (b) each outstanding warrant to purchase shares of Common Stock (“Bullion Warrant”) will be deemed to be exchanged for a substitute warrant that will entitle its holder to acquire, in lieu of one share of Common Stock, the Merger Consideration, upon exercise in accordance with the terms of the original Bullion Warrant.

     Each of Eurasian, Bullion and Merger Sub has made customary representations, warranties and covenants in the Merger Agreement. Bullion’s covenants include a “no-shop” provision prohibiting the solicitation of, provision of information to, and discussions with third parties regarding alternate transactions and a provision requiring Bullion’s board of directors (the “Bullion Board”), to recommend that Bullion shareholders adopt the Merger Agreement. These provisions are subject to a “fiduciary-out” exception that, under certain circumstances and prior to the time that Bullion shareholders adopt the Merger Agreement, permits the Bullion Board to provide information and participate in discussions with respect to unsolicited alternative acquisition proposals that the Bullion Board has determined in good faith to constitute a superior proposal. In addition, Bullion has also agreed to operate its business in the ordinary course, consistent with past practice and the terms of certain interim operations covenants, pending consummation of the Merger.

     The completion of the Merger is subject to various closing conditions, including (a) the approval of the Merger Agreement by Bullion’s shareholders, (b) the effectiveness of the registration statement for the Eurasian common shares to be issued in connection with the Merger and authorization of listing of such shares, (c) subject to certain exceptions, the accuracy of representations and warranties and material compliance with covenants and (d) the absence of any law or order prohibiting the Merger.

     The Merger Agreement contains certain termination rights for both Eurasian and Bullion, including for Bullion to enter, subject to the terms of the Merger Agreement into an agreement with respect to a superior proposal if doing so is necessary for the Bullion Board to comply with its fiduciary duties under applicable law. Upon termination under certain circumstances, Bullion would be required to pay Eurasian a termination fee of $4 million. The Merger Agreement also provides that, upon termination under certain circumstances, Eurasian would be required to pay Bullion a reverse termination fee of $1 million.

CUSIP NO. 1024P 101	13D	Page 5 of 10 Pages

     Following the closing of the Merger, Bullion shares will cease to trade, and it is expected that Bullion’s President, James (Andy) Morris (or, if he is unwilling or unable to serve for any reason, such other individual as Bullion and Eurasian may agree), will join the Eurasian board of directors (the “Eurasian Board”) and Bullion’s chairman and chief executive officer, R. Don Morris, will be appointed to the Eurasian advisory board.

     Each of the Eurasian Board and the Bullion Board has unanimously approved the Merger and the Merger Agreement.

     Voting Agreement

     Concurrently with the execution and delivery of the Merger Agreement, the Bullion Stockholders entered into the Voting Agreement with Eurasian. Shares of Common Stock beneficially owned by the Bullion Stockholders subject to the Voting Agreement (the “Voting Agreement Shares”) constituted approximately 38.6 percent of Bullion’s outstanding Common Stock as of February 7, 2012.

     Pursuant to the Voting Agreement, the Bullion Stockholders agreed during the term of the Voting Agreement to vote the Voting Agreement Shares in favor of the Merger and the Merger Agreement. The Bullion Stockholders have also agreed to vote against (i) any competing transaction, (ii) any action, proposal, transaction or agreement that could reasonably be expected to result in a breach of any covenant, representation or warranty or other obligation or agreement of Bullion under the Merger Agreement or of the Bullion Stockholders under the Voting Agreement and (iii) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of Eurasian’s, Bullion’s or Merger Sub’s conditions under the Merger Agreement or change in any matter the voting rights of any class of shares of Bullion (including any amendments to the articles of incorporation or bylaws of Bullion).

     The Bullion Stockholders have also irrevocably appointed Eurasian and its designees their proxies and attorneys-in-fact during the term of the Voting Agreement to vote the Voting Agreement Shares in order to secure the performance of the Bullion Stockholders under the Voting Agreement.

     Under the Voting Agreement, the Bullion Stockholders have agreed not to transfer, sell, pledge or otherwise dispose of or encumber any of their Voting Agreement Shares or enter into any contract, option or other agreement with respect to, or consent to, any such transfer or encumbrance of their Voting Agreement Shares or economic interest therein.

     Any additional shares of Common Stock acquired by the Bullion Stockholders (other than shares underlying unexercised options) after the date of the Voting Agreement will become subject to the Voting Agreement.

     The Voting Agreement will terminate upon the earlier of (i) the Effective Time and (ii) the date on which the Merger Agreement is terminated in accordance with its terms. In certain circumstances, the Bullion Stockholders may also terminate the Voting Agreement if the Bullion Board receives a superior offer and withdraws its recommendation to Bullion’s stockholders regarding the Merger.

CUSIP NO. 1024P 101	13D	Page 6 of 10 Pages

     The foregoing descriptions of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to the full text of the Merger Agreement and the Voting Agreement, which are filed as Exhibit 1 and Exhibit 2 hereto, respectively, and incorporated herein by reference in their entirety.

     Except as otherwise set forth in this Statement, the Merger Agreement or the Voting Agreement, neither Eurasian, nor to Eurasian’s knowledge, any person named on Schedule A has any present plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

     (a) Pursuant to the Voting Agreement, Eurasian may be deemed to have beneficial ownership of 15,185,616 shares of Common Stock outstanding on the record date of any vote at a shareholders’ meeting or through written consent for certain events as set forth in the Voting Agreement. Based on 39,360,518 shares of Common Stock outstanding as of February 7, 2012, as set forth in the Merger Agreement, Eurasian may be deemed to have beneficial ownership of approximately 38.6 percent of the Common Stock if the record date were February 7, 2012. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Eurasian that it is the beneficial owner of any of the Common Stock referenced herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

     To Eurasian’s knowledge, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule A.

     (b) Pursuant to the Voting Agreement, Eurasian may be deemed to have shared power to vote or direct the voting of 15,185,616 shares of Common Stock held by the Bullion Stockholders. Eurasian does not have sole or shared dispositive power over any shares of Common Stock.

     The information required by Item 2 relating to the Bullion Stockholders is set forth on Schedule B and consists of information contained in Bullion’s definitive proxy statement on Schedule 14A, filed with the Securities and Exchange Commission on August 29, 2011 (the “Bullion Proxy Statement”), and information provided to Eurasian by Bullion during the negotiation of the Merger Agreement and the Voting Agreement. While Eurasian has no reason to believe that such information was not reliable as of its date, Eurasian makes no representation or warranty with respect to the accuracy or completeness of such information, and the filing of this Statement shall not create any implication under any circumstances that there have been no events, or that there is no other information, including events or information not yet publicly disclosed by any of the Bullion Stockholders, which may affect the accuracy or completeness of such information.

     (c) Except for the Merger Agreement and the Voting Agreement, and the transactions contemplated by those agreements, neither Eurasian, nor to Eurasian’s knowledge, any person named on Schedule A, has effected any transaction in the Common Stock during the past 60 days.

CUSIP NO. 1024P 101	13D	Page 7 of 10 Pages

     (d) Except for the Merger Agreement and the Voting Agreement, and the transactions contemplated by those agreements, neither Eurasian nor, to Eurasian’s knowledge, any person named on Schedule A, has the right to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     (a) Except as described in Items 3, 4 and 5 and in the agreements incorporated herein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 and any person with respect to the securities of Bullion, including, without limitation, the transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of Bullion.

Item 7.	Material to Be Filed as Exhibits.

1.

Agreement and Plan of Merger, dated February 7, 2012, by and among Eurasian Minerals Inc., Bullion Monarch Mining, Inc. and EMX (Utah) Corp. (incorporated by reference to Exhibit 99.1 of the Current Report on Form 6-K/A dated February 9, 2012 and filed by Eurasian Minerals Inc. on February 10, 2012).

2.

Voting Agreement, dated as of February 7, 2012, by and between Eurasian Minerals Inc. and certain shareholders of Bullion Monarch Mining, Inc. (incorporated by reference to Exhibit 99.3 of the Current Report on Form 6-K dated February 8, 2012 and filed by Eurasian Minerals Inc. on February 9, 2012).

CUSIP NO. 1024P 101	13D	Page 8 of 10 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EURASIAN MINERALS INC.

Dated: February 15, 2012	By:	/s/ David M. Cole
	Name:	David M. Cole
	Title:	President and Chief Executive Officer

The original statement shall be signed by each person on whose behalf the Statement is filed or his authorized representative. If the Statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP NO. 1024P 101	13D	Page 9 of 10 Pages

SCHEDULE A

Certain Information Relating to the Directors and Executive Officers of Eurasian

     Set forth below is a list of the directors and executive officers of Eurasian, setting forth the business address and present principal occupation or employment, and the name and address of any corporation or organization in which such employment is conducted, of each person. Unless otherwise indicated below, the business address of each person is c/o Eurasian Minerals Inc., 543 Granville Street, Suite 501, Vancouver, British Columbia V6C 1X8, Canada, and, to Eurasian’s knowledge, unless otherwise specified below, all directors and officers listed below are citizens of the United States.

Directors of Eurasian

Name and Citizenship	Present Principal Occupation and Business Address of Such Organization
M. Stephen Enders	Executive Chairman of Eurasian and Director of Renaissance Resource Partners, 6142 Large Oak Court, Castle Rock, Colorado 80108
David M. Cole	President and Chief Executive Officer of Eurasian, 6624 Willow Broom Trail, Littleton, Colorado 80125
Michael Winn	President of Terrasearch Inc., 381 Forest Avenue, Suite C, Laguna Beach, California 92651
Brian Bayley (Canada)	Resource Lending Advisor to Sprott Resource Lending Corp. and President of Ionic Management Corp., 10th Floor, 550 Burrard Street, Vancouver, British Columbia V6C 2B5, Canada
George Lim (Canada)	Retired
Brian K. Levet (Australia)	Retired

Executive Officers of Eurasian

Name and Citizenship	Present Principal Occupation and Business Address of Such Organization
David M. Cole	President and Chief Executive Officer of Eurasian, 6624 Willow Broom Trail, Littleton, Colorado 80125
Christina Cepeliauskas (Canada)	Chief Financial Officer of Eurasian, Reservoir Minerals Inc., Reservoir Capital Corp. and Atico Mining Corporation
Paul Zink	President of Eurasian Capital, 6624 Willow Broom Trail, Littleton, Colorado 80125

CUSIP NO. 1024P 101	13D	Page 10 of 10 Pages

SCHEDULE B

Certain Information Relating to the Bullion Stockholders

     The information set forth on this Schedule B relating to the Bullion Stockholders is based on information contained in the Bullion Proxy Statement and information provided to Eurasian by Bullion during the negotiation of the Merger Agreement and the Voting Agreement. While Eurasian has no reason to believe that such information was not reliable as of its date, Eurasian makes no representation or warranty with respect to the accuracy or completeness of such information. Unless otherwise specified below, the business address of each organization listed below is c/o Bullion Monarch Mining, Inc., 20 North Main Street, Suite 202, St. George, Utah 84770.

Name of Bullion Stockholder	Present Principal Occupation and Business Address of Such Organization
Robert D. Morris III	Secretary of Bullion and Chief Executive Officer of EnShale, Inc., a subsidiary of Bullion
James A. Morris	President of Bullion
R. Don Morris	Chief Executive Officer of Bullion
Philip Manning	Chief Financial Officer of Bullion
Joseph Morris	Manager of Investor Relations of Bullion
Matt Morris	Human Resources Manager of Bullion
Peter Passaro	Retired (former Director of Bullion), P.O. Box 546, Dorset, Vermont 05251

     To the best of Eurasian’s knowledge, none of the Bullion Stockholders has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best of Eurasian’s knowledge, each Bullion Stockholder listed in the table above is a citizen of the United States.